Exhibit 99.1

Kamada Declares Cash Dividend of $0.25 Per Share, to be Paid in Accordance with an Adopted Annual Cash Dividend Policy

Company Reports Record Revenue and Profitability for Full-Year 2025

REHOVOT, Israel, and HOBOKEN, NJ – March 11, 2026 – Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced that its Board of Directors has declared a cash dividend of $0.25 (approximately NIS 0.77) per share on the Company’s ordinary shares (totaling approximately $14.4 million). The cash dividend will be payable on April 6, 2026, to shareholders of record at the close of business on March 23, 2026.

The dividend payment is made in accordance with the Company’s annual cash dividend policy newly adopted by the Board of Directors, pursuant to which the Company intends to distribute to its shareholders of record an annual dividend of at least 50% of its annual net income, subject to the Board of Directors’ discretion at the time of any such distribution and satisfaction of the applicable dividend distribution tests under the Israeli Companies Law at the time of distribution.

“Based on the Company’s strong financial results for 2025 and our solid cash position, we are pleased to announce a cash dividend to be paid to our shareholders,” said Amir London, Kamada’s Chief Executive Officer. “This dividend payment reinforces our confidence of the Company’s business prospects and liquidity to continue investing in our commercial growth, while aiming to secure new business development and M&A transactions, while also paying dividend to our shareholders. I would like to thank our shareholders for their continued support and trust in Kamada.”

The Company will withhold tax on the dividend in accordance with Israeli tax law. The Company applied for a ruling from the Israel Tax Authority in connection with tax withholding to non-Israeli shareholders and will announce the main terms of such ruling once obtained.

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth of its commercial portfolio, including continued investment in the commercialization and life cycle management of its proprietary products, consisting of six FDA-approved specialty plasma-derived products: KEDRAB®, GLASSIA®, CYTOGAM®, VARIZIG®, WINRHO SDF® and HEPAGAM B®, as well as KAMRAB®, and two types of equine-based anti-snake venom products. Second, distribution of third parties’ pharmaceutical products in Israel & the MENA region through in-licensing partnerships, including the launch of several biosimilar products in Israel. Third, the Company is ramping up its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three operating plasma collection centers in the United States, in Beaumont, Houston, and San Antonio, Texas. Fourth, the Company aims to secure new mergers and acquisitions, business development, in-licensing and/or collaboration opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term profitable growth. The Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) Kamada’s intention of future payment of annual cash dividend of at least 50% of its annual net income, pursuant to Kamada’s annual cash dividend policy, 2) Kamada’s confidence of its business prospects and liquidity, and 3) Kamada’s continued investment in its commercial growth, including its aim to secure new business development and M&A transactions, while also paying dividend to its shareholders. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to the evolving nature of the conflicts in the Middle East with bombing of Iran by the U.S. and Israel, and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of these conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, effect of potential imposed tariff on overall international trade and specifically on Kamada’s ability to continue maintaining expected sales and profit levels in light of such potential tariff, the effect on establishment and timing of business initiatives, Kamada’s ability to leverage new business opportunities and integrate it with its existing product portfolio, unexpected results of clinical and development programs, regulatory delays, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com